                                    EXHIBIT 1

Norske Skog Canada Limited                                               [LOGO]
16th Floor, 250 Howe Street
Vancouver, British Columbia
Canada V6C 3R8

Tel: 604 654 4000
Fax: 604 654 4961

news release                                                       NorskeCanada


08 May 2003

NORSKE SKOG CANADA LIMITED PRICES US$150 MILLION PRINCIPAL
AMOUNT OF SENIOR NOTES

VANCOUVER, BC - Norske Skog Canada Limited (the "Company") today announced that it priced US$150 million aggregate principal amount of 8 5/8% Senior Notes due June 15, 2011. This represents a US$50 million increase in the size of the offering that was originally announced May 7, 2003. The notes were offered at a price of 102.953% of par to yield 8% and will result in net proceeds of approximately US$ 150 million.

The notes will be guaranteed by all of the Company's material wholly-owned subsidiaries. The net proceeds of this issuance are expected to be used to repay outstanding indebtedness under the Company's secured credit facility and for general corporate purposes.

The notes have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from such registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of the notes in any state or jurisdiction where such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.


INVESTOR CONTACT:
Ralph Leverton
Vice-President, Finance and CFO
604-654-4040

MEDIA CONTACT:
Stu Clugston
Vice President, Corporate Affairs and Social Responsibility
604-654-4463